NO ACT

PE
12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070089

Received SEC
DEC 31 2008
Washington, DC 20549

December 31, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-08

Dean E. Tsipis
Managing Counsel – Corporate and Securities
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Re: Reynolds American Inc.
Incoming letter dated December 15, 2008

Dear Mr. Tsipis:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to Reynolds by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

Sincerely,

PROCESSED
JAN 26 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

December 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reynolds American Inc.
Incoming letter dated December 15, 2008

The proposal relates to purchasing stock, dating options, and business travel.

There appears to be some basis for your view that Reynolds may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Reynolds' request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Reynolds omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

December 15, 2008

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted Jointly by John Kornelakis and Angeline Kornelakis; Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

Reynolds American Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 annual meeting of shareholders (the "Proxy Materials") the proposal and supporting statements (the "Proposal") submitted jointly to the Company by John Kornelakis and Angeline Kornelakis (the "Proponents").

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are five additional copies of this letter. The Company has filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its definitive Proxy Materials with the Commission and has concurrently sent copies of this letter (including all attachments thereto) to the Proponents.

Pursuant to Rule 14a-8(k) under the Exchange Act, a shareholder proponent is required to send copies of any correspondence that he or she elects to submit to the Commission to the company to which the proponent submitted the proposal. As such, this letter serves to inform the Proponents that if they elect to submit any correspondence relating to the Proposal to the Commission, a copy of such correspondence should be concurrently furnished to the undersigned.

The Company respectfully requests that the Staff of the Commission's Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. The basis for this request is set forth below.

Proposal

The Proposal, a copy of which is attached hereto as Exhibit A-1, reads as follows:

"I John Kornelakis and Angeline Kornelakis, Shareholders of Reynolds American: Submit the following Proposal:
Part (A) Resolve: All Common and Preferred Stocks Of Reynolds American should be bought by the CEOS and the Board of Directors at the open market price during the trading day.
Part (B) Resolve: No back dating the stock or any other Free Options.
Part (C) All travels should be for Reynolds American business and should not be related to CEOS and Directors benefits.

The reason for the above Proposal is:
The Company's CEOS and Board of Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this Proposal, for the benefit of all of us, which includes the Executive Branch."

Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in its view that the Proposal is excludable from the Proxy Materials for the following reason:

- The Proponents have failed to timely provide the Company with a written statement of their intent to hold their shares of the Company's common stock through the date of the Company's 2009 annual meeting of shareholders in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act.

Analysis

The Proponents have failed to timely provide the Company with a written statement of their intent to hold their shares of the Company's common stock through the date of the Company's 2009 annual meeting of shareholders in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act.

To be eligible to submit a shareholder proposal under Exchange Act Rule 14a-8, the shareholder must comply with certain ownership requirements set forth in Exchange Act Rule 14a-8(b). Rule 14a-8(b)(1) requires that the shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date that the proposal is submitted to the company, and the shareholder must continue to hold those securities through the date of the meeting. In addition, Rule 14a-8(b)(2) requires a shareholder to provide the company with a written statement that he or she intends to continue to hold the securities through the date of the meeting of shareholders.

The Proposal is postmarked October 20, 2008 and was received by the Company on October 23, 2008, as noted in Exhibit A-2 attached hereto. The Proposal did not include evidence of ownership of the Company's securities as required by Rule 14a-8(b) and did not include the written statement of intent to hold those securities through the date of the annual meeting of shareholders. By letter dated November 3, 2008, the Company informed the Proponents of those procedural deficiencies with the Proposal, which was delivered to the Proponents via UPS on November 4, 2008 within the 14-calendar day period prescribed by Rule 14a-8(f) (the "Deficiency Notice"). Copies of the Deficiency Notice and UPS confirmation of delivery are attached hereto as Exhibit B-1 and Exhibit B-2, respectively.

As set forth in the Deficiency Notice, the Company's transfer agent was initially unable to confirm that either of the Proponents were registered holders of the Company's common stock. As such, each of the Proponents were asked to (i) provide documentation necessary to establish ownership or, if they were a registered shareholder, "advise the Company precisely how your RAI shares are listed on the records of our transfer agent", and (ii) "provide us with a written statement that you intend to hold your RAI shares through the date of the annual meeting." The Deficiency Notice explained the ways that the Proponents could satisfy these requests, and specifically advised the Proponents that "your revised submissions, your ownership documentation and your written statements of your intention to continue to hold your RAI shares through the date of RAI's 2009 annual meeting" must be "postmarked, or transmitted electronically, within 14 calendar days of your receipt of this letter." The Deficiency Notice also stated that if the Proponents failed to provide the information set forth above, the Company may properly exclude the Proposal from its Proxy Materials. To further assist the Proponents in remedying the procedural deficiencies contained in the Proposal, the Company included a copy of Rule 14a-8 with the Deficiency Notice and drafted the Deficiency Notice to comply with the Staff's published guidance with respect to such shareholder communications. See Staff Legal Bulletin ("SLB") No. 14, Section G (July 13, 2001) and SLB No. 14B, Section C (Sept. 15, 2004).

By letter dated November 5, 2008 and received by the Company on November 10, 2008, the Proponents provided copies of two share certificates as proof of ownership of the requisite amount of the Company's common stock. Copies of the Proponent's letter and the share certificates are attached hereto as Exhibit C-1 and Exhibit C-2, respectively. Despite the Company's specific request, however, the Proponents have failed to provide the required written statement that they would continue to hold such shares of the Company's common stock through the date of the Company's annual meeting. Under Exchange Act Rule 14a-8(f)(1), an issuer may exclude a proposal due to the proponent's failure to provide a written statement of intent to hold the securities through the date of the annual meeting if (i) the issuer notifies the proponent of the problem, and (ii) the proponent fails to remedy the problem within 14 calendar days from the date that the proponent received the notification. The Proponents' 14-day period to respond to the problems identified in the Deficiency Notice has elapsed. The Staff has consistently taken a no-action position concerning a company's decision to omit a shareholder proposal based on the proponent's failure to timely respond to a company's request to provide a written statement of intent to hold the securities through the date of the annual meeting, which is required by Rule 14a-8(b)(2). See, e.g., Washington Mutual, Inc. (Dec. 31, 2007) (failure of proponent to timely respond to company's request for written statement of intent to hold common stock through date of annual meeting); Bank of America Corp. (Dec. 28, 2007) (same); Harleysville Savings Financial Corp. (Oct. 23, 2007) (same); Viad Corp. (Mar. 19, 2007) (same); Chevron Corp. (Jan. 30, 2007) (same); Sempra Energy (Dec. 28, 2006) (same).

The Proponents have failed to properly and timely respond to the Company's timely delivered Deficiency Notice prepared in accordance with Rule 14a-8(f)(1) and the guidance contained in SLB No. 14 and SLB No. 14B, and have thus violated Rule 14a-8(b).

Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from the Proxy Materials in reliance on Exchange Act Rules 14a-8(b) and 14a-8(f)(1). We would appreciate a response from the Staff with respect to this request as soon as practicable, but in all events before February 1, 2009, so that the Company can meet its printing and mailing schedule for its 2009 annual meeting of shareholders. In addition, the Company agrees to promptly forward to the Proponents a copy of any response from the Staff to this no-action request that the Staff transmits by facsimile or e-mail to the Company only.

If you have any questions or require additional information concerning this matter, please contact the undersigned at (336) 741-3655; via fax to (336) 728-4311; or via e-mail to tsipisc@rjrt.com.

Please acknowledge receipt of this letter by date stamping and returning the enclosed receipt copy of this letter in the self addressed, stamped envelope. Thank you for your consideration of this matter.

Very truly yours,

REYNOLDS AMERICAN INC.

By: Dean E. Tsipis

Dean E. Tsipis
Managing Counsel – Corporate and Securities

Attachments

cc (w/att): John and Angeline Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

McDara P. Folan, III, Esq.

Exhibit A-1

Shareholder Proposal

RECEIVED
OCT 23 2008
MPF

John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Sept. 13,2008

REYNOLDS AMERICAN INC
401 MAIN STREET
WINSTON-SALEM, NC 27101

I John Kornelakis and Angeline Kornelakis, Shareholders of Reynolds American: Submit the following Proposal:

Part (A) Resolve: All Common and Preferred Stocks Of Reynolds American should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No back dating the stock or any other Free Options.

Part (C) All travels should be for Reynolds American business and should not be related to CEOS and Directors benefits.

The reason for the above Proposal is:
The Company's CEOS and Board of Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

Exhibit A-2

Evidence of Postmark and Receipt Date of Shareholder Proposal

JOHN KORNELAKIS

& OMB Memorandum M-07-16 ***

20 OCT 2008 PM 5 L

, OMB Memorandum M-07-16 ***

REYNOLDS AMERICAN INC
401 NORTH MAIN STREET
WINSTON-SALEM, NC 27101

RECEIVED
OCT 23 2008
MPF

27101+3804

Exhibit B-1

Deficiency Notice

ReynoldsAmerican

Dean E. Tsipis
Managing Counsel -
Corporate and Securities

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

336-741-3655
336-728-4311 FAX
tsipisc@rjrt.com

November 3, 2008

VIA FEDERAL EXPRESS

John Kornelakis
Angeline Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. and Ms. Kornelakis:

I am writing on behalf of Reynolds American Inc. ("RAI" or the "Company") to inform you that on October 23, 2008, the Company received your letter dated September 13, 2008 submitting a shareholder proposal (the letter is postmarked October 20, 2008). In order to properly consider your submission, and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain eligibility and procedural deficiencies in your submission, as more fully described below. For your convenience I have included a copy of Rule 14a-8 with this letter.

In order to be eligible to submit a proposal for consideration at our annual meeting of shareholders, Rule 14a-8(b) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. In addition, the shareholder must continue to hold those securities through the date of the meeting.

Since your letter indicates that your shareholder proposal has been submitted on behalf of both of you as shareholders, each of you would have to satisfy the eligibility requirements of Rule 14a-8(b) in order to submit a shareholder proposal. If each of you is able to provide the documentation necessary to satisfy Rule 14a-8(b) and both of you wish to submit the same shareholder proposal, then each of you will need to re-submit the shareholder proposal in your individual capacity. Under the rules of the Securities and Exchange Commission ("SEC"), such re-submissions must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

In addition, since I could not confirm whether either of you meets the eligibility requirements from the letter you sent to the Company, I requested that our transfer agent determine if either of you is a registered holder of RAI stock. Our transfer agent was not able to confirm that either of you is a registered holder of RAI. I am therefore requesting that you provide the documentation and written statements necessary to establish that the requirements of Rule 14a-8(b) have been met.

If either of you believes you are a shareholder of record, and we have somehow missed finding you in our records, we'll need for you to advise the Company precisely how your RAI shares are listed on the records of our transfer agent and provide us with a written statement that you intend to hold your RAI shares through the date of the annual meeting. Once again, this documentation and written statement must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

However, if you are not a registered shareholder, please understand that the Company does not know that you are a shareholder, or how many shares you own. In this case, you must provide us with documentation that the requirements of Rule 14a-8(b) have been met in one of two ways:

- The first way is for each of you to submit to the Company a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that at the time you submitted your proposal, you continuously held the required number of shares for at least a year. Each of you must also include your own written statement that you intend to hold your RAI shares through the date of the annual meeting of shareholders.

- The second way to prove ownership applies only if either of you has filed a Schedule 13D, 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the RAI shares as of or before the date on which the one-year eligibility period begins. If either of you has filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the Company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) your written statement that you intend to continue ownership of the RAI shares through the date of the Company's annual meeting of shareholders.

In either case, such documentation and written statements must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Again, please note that if your revised submissions, your ownership documentation and your written statements of your intention to continue to hold your RAI shares through the date of RAI's 2009 annual meeting are not postmarked, or transmitted electronically, within 14 calendar days of your receipt of this letter, we may properly exclude your proposal from our 2009 proxy materials.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including your proposal in the Company's proxy materials on related or different grounds pursuant to applicable SEC rules.

Please address any response to me at the address or fax number provided above. If you have any questions with respect to the foregoing, please feel free to contact me at (336) 741-3655.

Sincerely yours,

Dean E. Tsipis

Enclosure

cc: McDara P. Folan, III, Esq. (w/ attachment)

<u>Exhibit C-1</u>

Proponents' Response to Deficiency Notice

From the desk of: Nov 5, 2008

John Kornelakis

Dear Mr. Psipis,

I am enclosing you two copies of the shares we own. This is the best proof that we are owners of Reynolds American Inc.

Sincerely yours
John Kornelakis
Angeline Kornelakis

J & K Systems

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
NOV 1 9 2008
MPF

END